File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	✓	Form 40-F	.

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	✓	.

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:________________.]

Table of Contents

Page

Monthly Sales Report — February 2003	3
Regulated Announcement for the month of February 2003	4

MACRONIX INTERNATIONAL CO., LTD.
For the month of February 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2003.

1)	Sales volume (NT$: Thousand)

Time	Item	2003	2002	Changes	(%)

February	Invoice amount	1,201,532	1,532,761	-331,229	-21.61%
February	Net Sales	1,035,546	927,789	+107,757	+11.61%

2)	Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of
	February 2003 end	January 2002 end	Limit of lending

MXIC	0	0	7,382,554
MXIC’s subsidiaries	1,119,272	1,112,320	7,382,554

3)	Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	February	Bal. As of period end

MXIC	14,765,108	0	3,733,224
MXIC’s subsidiaries	3,086,660	0	0
MXIC endorses for subsidiaries		0	3,615,040
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

4) Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose

For assets/liabilities denominated
in foreign currencies		For the position of floating rate liabilities

Underlying assets/liabilities	312	Underlying assets/liabilities	0
Financial instruments	2,3,4,5	Financial instruments	5
Realized profit (loss)	10	Realized profit (loss)	0

Financial instruments: 1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2 Trading purpose: None.

MACRONIX INTERNATIONAL CO., LTD.
For the month of February 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of February 2003.

1)	The trading of directors, supervisors, executive officers and 10% shareholders: None.

2)	The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None.

3)	Outstanding units and shares of ADR:

Outstanding of units on	Outstanding of shares	Outstanding of units on	Outstanding of shares on
January 31, 2003	on January 31, 2003	February 28, 2003	February 28, 2003

1,597,775.3	15,977,753	1,651,710.3	16,517,103

4)	Outstanding amount of Convertible Bonds

	Conversion	Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Price	on January 31, 2003	on February 28, 2002

0% Convertible Bonds Due 2003	NT$23.4226	US$80,000,000	US$80,000,000
1% Convertible Bonds Due 2005	NT$41.3505	US$295,000	US$295,000
0.5% Convertible Bonds Due 2007	NT$28.4727	US$169,224,000	US$169,224,000
0% Convertible Bonds Due 2008	NT$12.06	US$80,000,000	US$80,000,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of February 2003

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of February 2003.

1)	The acquisition of assets:

1-1	Fund

		Trade Quantity	Purchase Price	Trade Amount
Date	Description of assets	(Unit)	(Per Unit)	(NT$)

2003/02/17	Jihsun Bond Fund	7,770,309.65	12.8695	100,000,000

2)	The disposition of assets:

2-1	Fund

			Sale Price	Trade	Income/
		Trade Quantity	(Per Unit)	Amount	(Loss)
Date	Description of assets	(Unit)	(NT$)	(NT$)	(NT$)

2003/02/17	President James Bond Fund	13,749,200.8	14.5842	200,521,094	521,094
2003/01/02	Ta Chong Bond Fund	12,244,398.2	12.2840	150,410,187	410,187
2003/02/17	Jihsun Bond Fund	7,770,309.65	12.8765	100,054,392	54,392

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD

Date: March 10, 2003	By:	/s/ Paul Yeh Name: Paul Yeh Title: Associate Vice President of Finance Center